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                                                         December 22, 2004

VIA EDGAR, FACSIMILE (202) 942-9533
AND FEDERAL EXPRESS

Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Zafar Hasan, Esq.
                  Ms. Dana Hartz
                  Ms. Lisa Vanjoske

         Re:      China Health Holding, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119034

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 9, 2004 relating to the Registration Statement on Form SB-2 of China Health Holding, Inc. (the "Company"). On behalf of the Company, we respond as follows.

General
-------
1. There appear to be conflicting statements regarding the amount of time the Company can fund operations. In the risk factor titled, "Our financial status creates doubt..." on page 2, you indicate that you have sufficient capital resources to fund current operations for 12-24 months whereas in "Plan of Operation" on page 13, you indicate that your cash will satisfy requirements for 6 months. Please clarify this disclosure so that the two statements are reconciled.

         Response

         The disclosure in the risk factor titled "Our financial status creates doubt..." on page 2 was revised to state that the Company has sufficient capital resources to fund current operations for the next six months.

Plan of Distribution, page 10
-----------------------------
2. Please revise your statement that any broker-dealers who execute sales for the selling shareholders may be deemed to be underwriters to clarify that broker dealers will be deemed to be underwriters.

         Response

         The referenced statement on page 10 was revised to clarify that any broker-dealers who execute sales for the selling stockholders will be deemed to be underwriters within the meaning of the Securities Act.

Plan of Operation, page 12
--------------------------
3. In addition, in prior comment 27, we required that the Company "allocate the amounts necessary over the next 12 months to cover all budget expenses deemed material." However, we could not locate this information, other than a reference to expected media expenses of $200,000 in the Business section. Please help us identify this information in the document.

         Response

         Disclosure was added under "Future Development" on page 12, of the anticipated expenses of the Company over the next twelve months.

4. Please revise to indicate when you expect your website to be operational and if you expect it to be multilingual at that time.

         Response

         Disclosure was added under "Future Development" on page 12, that the Company plans to have its website operational in April 2005, with multi-language and multi-currency capabilities in 2006.

5. Do you have any agreements with retail and/or wholesale distributors? When do you expect to commence sales through these parties?

         Response

         Disclosure was added under "Future Development" on page 12, that the Company does not currently have any agreements with retail or wholesale distributors. The disclosure provides that the Company's management will work to negotiate and enter into retail and wholesale distribution agreements for its products over the next twelve months

6. Have you located sites to establish retail stores? If you have, disclose when you expect to begin establishing these sites. If you have not, please disclose your expected timeframe for locating sites and beginning retail operations in North America.

         Response

         Disclosure was added under "Future Development" on page 12, that the Company has not yet located any sites to establish retail stores but is initially looking for locations in New York, Los Angeles, San Francisco, Seattle, Las Vegas or other large cities in the United States. Disclosure was also added that the Company plans to open its first retail storefront in the United States within the next twelve months.

Research and Development, page 13
---------------------------------
7. Please revise to move the last paragraph, which discloses that you currently do not have any rights to these products, to precede the description of the products.

         Response

         As per your request, the last paragraph was moved to precede the description of the products described under "Research and Development" on page 12.

8. Disclose whether you will need the approval of the FDA or foreign regulators before you can sell these products. If you will, will you need to repeat the clinical studies that you reference or perform additional clinical studies?

         Response

         Disclosure was added under "Research and Development" on page 12, that under current regulations, the products do not require approval by the FDA or foreign regulators before the Company can sell them

9. We note your statements that these products have been subject to clinical studies. Please revise to describe the clinical testing that was performed. Did the parties conducting these studies consult with the FDA or foreign regulators in designing the studies?

         Response

         Disclosure was added under "Research and Development" on pages 12 and 13, that clinical testing was performed in accordance with regulatory standards in the People's Republic of China and that the United States Food and Drug Administration was not consulted in designing the clinical tests.

10. Please disclose you performed statistical analyses on the results of these clinical trials and the p value if you have. If you did not perform statistical analyses, revise to disclose that statistical analyses were not performed and the significance of not performing these analyses.

         Response

         Disclosure was added under "Research and Development" on pages 12 and 13 whether the Company conducted statistical analyses of the clinical trials and the p values were provided where the Company had them. Where statistical analyses were not conducted, disclosure of that fact was provided along with the significance of not performing these analyses.

Business, page 14
-----------------
11. Please revise the descriptions of each of your product lines to clarify that your products are considered to be dietary supplements, as opposed to pharmaceutical products or drugs and therefore they are not subject to the stringent clinical tests to which pharmaceutical products are subjected.

         Response

         Descriptions of the Company's product lines on pages 14, 16, 18 and 19 were revised to clarify that the products in each of the product lines are considered to be dietary supplements and that they are not subject to stringent clinical tests to which pharmaceutical products are subjected.

Certain Relationships and Related Transactions, page 32
-------------------------------------------------------
12. Please revise to state whether each of these transactions is on terms as favorable as could have been obtained from unrelated third parties.

         Response

         The disclosure under "Certain Relationships and Related Transactions" on pages 32, 33 and 34 was revised to state that the Company's management believes that each of the transactions is on terms as favorable as could have been obtained from unrelated third parties.

Note 2.  Significant Accounting Policies (page F-8)
Revenue Recognition
-------------------
13. Please clarify in the disclosure when title and risk of loss transfer to the customer (i.e., FOB shipping point or FOB destination).

         Response

         Note 2 was revised to clarify when title and risk of loss transfer to the customer and to more clearly define the Company's revenue recognition policy.

Note 9.  Commitment (page F-16)
-------------------------------
14. Please refer to your response to comment 50. We note that you intend to account for any payments made, in cash or issuance of shares as per your amended agreement, in accordance with the method discussed in your response to comment 48. Your response to comment 48 indicates that your intangibles have an indefinite life. Please clarify to us why you believe an indefinite life would be appropriate for the license payments.

         Response

         The Company has clarified its disclosure by adding the following to its accounting policy note for intangibles:

                Costs incurred in connection with the license agreements entered into as described in note 9 will be amortized on a straight-line basis over the term of the underlying license agreements and will also be tested for impairment annually in accordance with SFAS 144, "Accounting for the Impairment on Disposal of Long-Lived Assets" (SFAS 144). The determination of any impairment would include a comparison of estimated future operating cash flows anticipated during the remaining life with the net carrying value of the asset.

Exhibit 5
---------
15. We note the statement in the legal opinion that the securities will be legally and validly issued and non-assessable when issued in the manner described in the registration statement. Since the securities are already outstanding and are being registered for resale, please revise to state that they are legally and validly issued, fully paid and non assessable.

         Response

         We revised the legal opinion to state that the securities are legally and validly issued, fully paid and non assessable.

Item 26.  Recent Sales of Unregistered Securities

16. It appears that shares issued on the same day should have the same fair value. Please revise the fair value of the shares and the related service expense or advise us as to why you do not think a revision is appropriate.

         Response

         The Company does not believe that the requested revision is appropriate. The values assigned to the issuances of all shares agree to the amounts reflected by the terms underlying each issuance. The range of prices at which the transactions were completed reflects the uncertainty as to the fair value of the Company's shares which is consistent with the start up nature of the Company. In addition, there were very few transactions, if any, other than the initial founders' shares, that were by themselves material. The cash transactions in particular were each a small percentage of the overall outstanding shares at the time.

         Although they make up a relatively small overall percentage of the share issuances, cash transactions can be a good indicator of fair value. Since inception of the Company, management has raised small amounts of money on an investor by investor basis rather than collectively as part of a more formalized financing. An analysis was performed whereby the "rolling weighted price per share" of cash transactions to date was used as a comparative measure for the "fair value" of the non-cash issuances recorded in the books as at that date. This analysis suggests that the "fair values" used for recording non-share transactions may be understated by approximately $11,000, with approximately $10,000 of this difference attributable to the acquisition of the "26 100% natural herbal medicinal products" from Julianna Lu and Xiao Fei Yu on May 1, 2004. In the opinion of the Company, the present disclosure in Item 26 accurately reflects stock transactions described therein.

         We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.


                                                              Very truly yours,

                                                          /s/ David Schubauer
                                                              ---------------
                                                              David Schubauer